U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        TOIBB                       HARRIS
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        (Last)                      (First)             (Middle)

        307 21ST STREET
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                                    (Street)

        SANTA MONICA,                  CA                 90402
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        (City)                       (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        BRILLIANT DIGITAL ENTERTAINMENT, INC. (AMEX: BDE)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

        DECEMBER 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                      10.
                                                                                                            9.        Owner-
                                                                                                            Number    ship
                                                                                                            of        Form of
              2.                                                                                            Deriv-    Deriv-
              Conver-                   5.                                     7.                           ative     ative   11.
              sion                      Number of                              Title and Amount             Secur-    Secur-  Nature
              or                        Derivative           6.                of Underlying      8.        ities     ities   of
              Exer-             4.      Securities           Date              Securities         Price     Bene-     Benefi- In-
              cise    3.       Trans-   Acquired (A)         Exercisable and   (Instr. 3 and 4)   of        ficially  cially  direct
              Price   Trans-   action   or Disposed          Expiration Date   ----------------   Deriv-    Owned     Owned   Bene-
1.            of      action   Code     of(D)                (Month/Day/Year)          Amount     ative     at End    at End  ficial
Title of      Deriv-  Date     (Instr.  (Instr. 3,           ----------------          or         Secur-    of        of      Owner-
Derivative    ative   (Month/  8)       4 and 5)             Date     Expira-          Number     ity       Month     Month   ship
Security      Secur-  Day/     -------  ------------         Exer-    tion             of         (Instr    (Instr    (Instr  (Instr
(Instr. 3)    ity     Year)    Code  V  (A)       (D)        cisable  Date     Title   Shares     5)        4)        4)      4)
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
Secured       .706    12/19/01 J(3)               $100,000   5/23/01  11/10/02 Common  141,643                0
Convertible                                                                    Stock
Promissory
Note
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Secured       (1)     12/19/01 J(3)     $100,000             5/23/01  11/10/02 Common  500,000    $100,000    500,000     D
Convertible                                                                    Stock    (6)                    (6)
Promissory
Note
------------------------------------------------------------------------------------------------------------------------------------
Secured       .706    12/19/01 J(3)               $200,000   6/12/01  11/10/02 Common  283,286                0
Convertible                                                                    Stock
Promissory
Note
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Secured       (1)     12/19/01 J(3)     $200,000             6/12/01  11/10/02 Common  1,000,000  $200,000    1,000,000   D
Convertible                                                                    Stock     (6)                    (6)
Promissory
Note
------------------------------------------------------------------------------------------------------------------------------------
Secured       .706    12/19/01 J(3)               $1,700,000 6/29/01  11/10/02 Common  2,407,932              0
Convertible                                                                    Stock
Promissory
Note
------------------------------------------------------------------------------------------------------------------------------------
Secured       (1)     12/19/01 J(3)     $1,700,000           6/29/01  11/10/02 Common  8,500,000  $1,700,000  8,500,000   D
Convertible                                                                    Stock     (6)                    (6)
Promissory
Note
------------------------------------------------------------------------------------------------------------------------------------
Secured       (1)     12/19/01 P        $163,333.33          12/19/01 11/10/02 Common  816,667    $163,333.33 816,667     D
Convertible                                                                    Stock     (6)                   (6)
Promissory
Note
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Secured       (1)     12/19/01 P        $93,333.33           12/19/01 11/10/02 Common  466,667    $93,333.33  466,667     D
Convertible                                                                    Stock     (6)                   (6)
Promissory
Note
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Secured       (1)     12/19/01 P        $93,333.34           12/19/01 11/10/02 Common  466,667    $93,333.34  466,667     D
Convertible                                                                    Stock     (6)                   (6)
Promissory
Note
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Common Stock  .793    12/19/01 J(4)               2,522,068  5/23/01  5/23/04  Common  2,522,068              0
Warrant                                                                        Stock
(Right
to Buy)
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Common Stock  (2)     12/19/01 J(4)     20,000,000           5/23/01  5/23/04  Common  20,000,000   0         20,000,000  D
Warrant                                    (5)                                 Stock     (5)                    (5)
(Right
to Buy)
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Common Stock  (2)     12/19/01 P        3,500,000            12/19/01 11/10/02 Common  3,500,000    0         3,500,000   D
Warrant                                    (7)                                 Stock     (7)                    (7)
(Right
to Buy)
====================================================================================================================================

Explanation of Responses:


(1) Conversion price is the lesser of (i) $0.20 or (ii) the volume weighted average price of a share of common stock of Brilliant Digital Entertainment, Inc. (the "Common Stock") on the American Stock Exchange or any exchange on which the Common Stock is then traded over any five (5) consecutive trading days commencing on December 14, 2001 and terminating on November 11, 2002.

(2) Exercise price is 112.5% of the lesser of (i) $0.20 or (ii) the volume weighted average price of a share of Common Stock on the American Stock Exchange or any exchange on which the Common Stock is then traded over any five (5) consecutive trading days commencing on December 14, 2001 and terminating on November 11, 2002.

(3) Conversion price of the Secured Convertible Promissory Note has been adjusted as described in footnote (1). Accordingly, the adjustment is reflected as a cancellation/disposition of a Secured Convertible Promissory Note and an acquisition of a new Secured Convertible Promissory Note reflecting the amended provision.

(4) Exercise price of the Common Stock Warrant (Right to Buy) has been adjusted as described in footnote (2). The number of shares of Common Stock to be issued upon exercise of the Common Stock Warrant (Right to Buy) has been adjusted from the number of shares of Common Stock determined by dividing $2,000,000 by $0.793 to the number of shares determined as provided in footnote (5) below. Accordingly, the adjustment is reflected as a cancellation/disposition of a Common Stock Warrant (Right to Buy) and an acquisition of a new Common Stock Warrant (Right to Buy) reflecting the amended provisions.

(5) The number of shares of Common Stock issued pursuant to the exercise of the Common Stock Warrant (Right to Buy) is $4,000,000 divided by the lesser of (i) $0.20 or (ii) the volume weighted average price of a share of Common Stock on the American Stock Exchange or any exchange on which the Common Stock is then traded over any five (5) consecutive trading days commencing on December 14, 2001 and terminating on November 11, 2002. For purposes of this calculation, a price of $0.20 per share was used.

(6) Calculated based upon a conversion price of $0.20 per share of Common Stock.

(7) The number of shares of Common Stock issued pursuant to the exercise of the Common Stock Warrant (Right to Buy) is $700,000 divided by the lesser of (i) $0.20 or (ii) the volume weighted average price of a share of Common Stock on the American Stock Exchange or any exchange on which the Common Stock is then traded over any five (5) consecutive trading days commencing on December 14, 2001 and terminating on November 11, 2002. For purposes of this calculation, a price of $0.20 per share was used.


        /S/ HARRIS TOIBB                                   January 10, 2002
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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